T. Rowe Price International Funds, Inc.

T. Rowe Price Investment Services, Inc., principal underwriter

100 East Pratt Street

Baltimore, Maryland 21202

July 22, 2020

VIA EDGAR

Lauren Hamilton and Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (the “Registrant”)

  File No. 333-239005

Request for Acceleration

Dear Ms. Hamilton and Mr. Bellacicco:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, on behalf of the Acquiring Funds (each as defined below), requests acceleration of the effective date of Pre-Effective Amendment No. 2 to its Registration Statement on Form N-14 (Accession No. 0000313212-20-000144) (the “Amendment”) so that the Amendment is declared effective on Friday, July 24, 2020, or as soon as practicable thereafter. The Amendment relates to the following reorganizations:

Acquired Funds	Acquiring Funds
T. Rowe Price Institutional International Core Equity Fund, series of T. Rowe Price Global Funds, Inc.	T. Rowe Price Overseas Stock Fund, series of T. Rowe Price International Funds, Inc.
T. Rowe Price Institutional International Growth Equity Fund, series of T. Rowe Price Global Funds, Inc.	T. Rowe Price International Stock Fund, series of T. Rowe Price International Funds, Inc.

This acceleration request amends, restates and supersedes in its entirety the previously submitted acceleration request submitted on July 17, 2020.

We request that we be notified of such effectiveness by a telephone call to Sara Pak at 443-547-4719 of T. Rowe Price Associates, Inc., and that such effectiveness also be confirmed in writing.

Very truly yours,

T. Rowe Price International Funds, Inc., on behalf of

T. Rowe Price Overseas Stock Fund

T. Rowe Price International Stock Fund

T. Rowe Price Global Funds, Inc., on behalf of

T. Rowe Price Institutional International Core Equity Fund

T. Rowe Price Institutional International Growth Equity Fund

By: /s/David Oestreicher

Name: David Oestreicher

Title: Director, Principal Executive Officer, and Executive Vice President

T. Rowe Price Investment Services, Inc., principal underwriter

By: /s/Darrell Braman

Name: Darrell Braman

Title: Vice President